Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Safety Products, Inc.

(410) 363-3000, Ext. 224

Universal Safety Products, Inc. Reports First-Quarter Results

OWINGS MILLS, Md. August 19, 2025 - Universal Safety Products, Inc. (NYSE American: UUU) today announced results for its fiscal quarter ended June 30, 2025.

The Company reported sales of $3,824,247 for the quarter ending June 30, 2025, versus $4,598,516 for the comparable period of last year. The Company reported net income of $1,810,321 or $0.78 per basic and diluted share, compared to a net loss of $(442,206), or $(0.19) per basic and diluted share, for the same period last year. Included in the June 30, 2025 results was a gain of $2,820,668 from the sale of our smoke and carbon monoxide alarm segment.

Harvey Grossblatt - President and CEO said: “Sales were lower in the current quarter since we sold our smoke alarm segment in May 2025. Sales were further negatively impacted by the increased import tariffs on all of our products. Our plans are to continue operations in the wiring device and bath fan segments of our business and look for other opportunities to grow shareholder value.”

UNIVERSAL SAFETY PRODUCTS, INC. is a distributor of safety and security devices. Founded in 1969, the Company has an over 56-year heritage of developing innovative and easy-to-install products.  For more information on Universal Safety Products, Inc., visit our website at www.universalsafetyprod.com.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations, and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SAFETY PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,
	2025	2024
Sales	$3,824,247	$4,598,516

Net Income (Loss):	1,810,321	(442,206)
Net Income (Loss) per share – basic and diluted	0.78	(0.19)

Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS
	June 30, 2025	June 30, 2024
Cash	$3,820,394	$321,539
Accounts receivable and amount due from factor	2,676,543	2,955,164
Inventory	1,012,259	5,106,588
Prepaid expense	71,030	132,241

TOTAL CURRENT ASSETS	7,580.226	8,515,532

PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	—	149,925

TOTAL ASSETS	$7,580,226	$8,665,457

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$—	$2,223,419
Short-term portion of operating lease liability	—	132,659
Accounts payable	260,212	1,526,605
Accrued liabilities	345,982	261,953
TOTAL CURRENT LIABILITIES	606,194	4,144,636

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at June 30, 2025 and 2024	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(5,934,938)	(8,388,149)

TOTAL SHAREHOLDERS’ EQUITY	6,974,032	4,520,821
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,580,226	$8,665,457